Exhibit 2.4

UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

IN re: NATIONSRENT, INC., A Delaware orporation, et al., Debtors.	: : : : : : :	Chapter 11 Jointly Administered Case No. 01-11628 (PJW)

MODIFICATIONS (THIRD) TO FIRST AMENDED JOINT PLAN
OF REORGANIZATION OF NATIONSRENT, INC. AND ITS DEBTOR SUBSIDIARIES

           The above-captioned debtors and debtors in possession (collectively, the “Debtors”) hereby propose the following modifications to the First Amended Joint Plan of Reorganization of NationsRent Inc. and Its Debtor Subsidiaries, dated February 7, 2003 (the “Plan”), pursuant to section 1127 of the Bankruptcy Code, 11 U.S.C. §§ 101-1330, and Section XIII.C of the Plan:1

           1.      Section IV.E.3.a is modified and restated as follows:2

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[1]	On April 16, 2003, the Debtors filed certain modifications to the Plan (the “New Capital Modifications”). By order dated April 25, 2003, the Court determined that the New Capital Modifications were not adverse changes pursuant to sections 1125 and 1127 of the Bankruptcy Code and Rules 2002 and 3019 of the Federal Rules of Bankruptcy Procedures. In addition, on May 6, 2003, the Debtors filed certain modifications to the Plan (the “Second Modifications”). The modifications to the Plan contained herein (the “Third Modifications” and, together with the Second Modifications, the “Modifications”) are in addition to and should be read in conjunction with the New Capital Modifications.

[2]	All modified and restated Plan provisions are market to reflect the modifications thereto.

           a.      General Releases by Holders of Claims and Interests

As of the Effective Date, in consideration for, among other things, the obligations of the Debtors and the Reorganization Debtors under the Plan and the New Preferred Stock, the New Common Stock, New Subordinated Notes, cash and other contracts, instruments, releases, agreements or documents to be entered into or delivered in connection with the Plan [(i)] each holder of a Claim or Interest that votes in favor of the Plan [and (ii) to the fullest extent permissible under applicable law, as such law may be extended or interpreted subsequent to the Effective Date, each entity that has held, holds or may hold a Claim or Interest or at any time was a creditor or stockholder of any of the Debtors and that does not vote on the Plan or votes against the Plan, in each case] will be deemed to forever release, waive and discharge all claims (including Derivative Claims), obligations, suits, judgments, damages, demands, debts, rights, causes of action and liabilities (other than the right to enforce the Debtors’ or the Reorganized Debtors’ obligations under the Plan and the contracts instruments, releases, agreements and documents delivered thereunder), whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising in law, equity or otherwise, that are based in whole or in part on any act, omission, transaction or other occurrence taking place on or prior to the Effective Date in any way relating to a Debtor, the Reorganization Cases or the Plan that such entity has, had or may have against any Debtor, any Reorganized Debtor and each of their respective present or former directors, officers, employees, predecessors, successors, members, attorneys, accountants, underwriters, investment bankers, financial advisors, appraisers, representatives and agents, acting in such capacity (which release will be in addition to the discharge of Claims and termination of Interests provided herein and under the Confirmation Order and the Bankruptcy Code); provided, however, that the release provided by this Section IV.E.3.a shall not apply to the Retained Actions; provided further that the releases provided by this Section IV.E.3.a shall not be binding or effective against the Securities and Exchange Commission.

           2.      Section IV.E.3.b is modified and restated as follows:

          b.       General Release by the Debtors

As of the Effective Date, pursuant to Bankruptcy Rule 9019 and in consideration for, among other things, the concessions by the holders of Bank Loan Claims, the member of the Creditors’ Committee, the DIP Lenders and the Amended and Restated DIP Credit Agreement Lenders made pursuant to the Plan and otherwise, the Debtors and the Reorganized Debtors will be deemed to forever release, waive and discharge all claims (including Derivative Claims), obligations, suits, judgments, damages, demands, debts, rights, causes of action and liabilities, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising in law, equity or otherwise, that are based in whole or in part on any act, omission, transaction or other occurrence taking place on or prior to the Effective Date in any way relating to a Debtor, the Reorganization Cases or the Plan that such entity has, had or may have against (i) the holders of Bank Loan Claims and each of their respective present or former directors, officers, employees, predecessors, successors, members, attorneys, accountants, underwriters, investment bankers, financial advisors, appraisers, representatives and agents, acting in such capacity; (ii) the members of the Creditors’ Committee and each of their respective present or former directors, officers, employees, attorneys, accountants, underwriters, investment bankers, financial advisors, appraisers, representatives and agents acting in such capacity; (iii) the DIP Lenders and each of their respective present or former directors, officers, employees, predecessors, successors, members, attorneys, accountants, underwriters, investment bankers, financial advisors, appraisers, representatives and agents, acting in such capacity; (iv) the Amended and Restated Credit Agreement Lenders and each of their respective present or former directors, officers, employees, predecessors, successors, members, attorneys, accountants, underwriters, investment bankers, financial advisors, appraisers, representatives and agents, acting in such capacity; and (v) each of the present [or former] directors, officers, employees, attorneys, accountants, underwriters, investment bankers, financial advisors, appraisers, representatives and agents of the Debtors acting in such capacity; provided, however, that the releases provided by this Section IV.E.3.b shall not apply to the Retained Actions; provided further that the releases provided by this Section IV.E.3.b shall not be binding or effective against the Securities and Exchange Commission.

Dated: April 16, 2003	Respectfully submitted, NATIONSRENT, INC. (for itself and on behalf of its subsidiaries) By: JOSEPH H. IZHAKOFF EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

COUNSEL:

DANIEL J. DEFRANCESCHI (DE 2732)
MICHAEL J. MERCHANT (DE 3854)
RICHARDS, LAYTON & FINGER
One Rodney Square
P.O. Box 551
Wilmington, Delaware 19899
(302) 658-6541

           - and -

PAUL E. HARNER (IL 6276961)
MARK A. CODY (IL 6236871)
JONES DAY
77 West Wacker
Chicago, Illinois 60601
(312) 782-3939

RANDALL M. WALTERS (OH 0005895)
JOSEPH M. WITALEC (OH 0063701)
RICK J. GIBSON (OH 0066765)
JONES DAY
1900 Huntington Center
41 South High Street
Columbus, Ohio 43215
(614) 469-3939

ATTORNEYS FOR DEBTORS AND
DEBTORS IN POSSESSION